Exhibit 99.1

KNOT Offshore Partners LP announces pricing of public offering of 2,500,000 common units

Aberdeen, United Kingdom, January 4, 2017 – KNOT Offshore Partners LP (the “Partnership”) (NYSE: KNOP) announced today that it has priced its previously announced public offering of 2,500,000 common units, representing limited partner interests in the Partnership for total gross proceeds of approximately $56.1 million. The Partnership has granted the underwriter a 30-day option to purchase up to an additional 375,000 common units. The offering is expected to close on January 10, 2017, subject to customary closing conditions.

The Partnership intends to use the net proceeds that it receives in the offering for general partnership purposes, which may include, among other things, repaying indebtedness and funding working capital, capital expenditures or acquisitions.

The Partnership owns, operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. The Partnership is structured as a master limited partnership. The Partnership’s common units trade on the New York Stock Exchange under the symbol “KNOP.”

Barclays is acting as the sole bookrunner on the offering.

When available, copies of the prospectus supplement and accompanying base prospectus relating to the offering may be obtained free of charge on the Securities and Exchange Commission’s website at http://www.sec.gov or from the underwriter as follows:

Barclays

c/o Broadridge Financial Solutions

1155 Long Island Avenue

Edgewood, NY 11717

Telephone: (888) 603-5847

Email: barclaysprospectus@broadridge.com

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering of the common units is being made pursuant to an effective registration statement on Form F-3 previously filed with the Securities and Exchange Commission (the “SEC”) (File No. 333-195976). This offering may be made only by means of a prospectus supplement and accompanying base prospectus, which will be filed with the SEC.

Media:

KNOT Offshore Partners LP

John Costain

Chief Executive Officer and Chief Financial Officer

+44 1224 618420

Source: KNOT Offshore Partners LP